Exhibit 99.8

CONSENT OF G. MACFARLANE

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated December 13, 2004, entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” (the “ Zinkgruvan Report”);

2.

The technical report dated April 10, 2006 entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru for Silver Wheaton Corp” (the “Yauliyacu Report”);

3.

The technical report dated March 9, 2005, entitled “An Audit of the Mineral Reserves/Resources for Tayolita, Santa Rita, San Antonio, and San Martin Mines” (the “Tayolita Report”); and

4.

The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Zinkgruvan, Yaliyacu and Tayolita Reports, and the properties described therein.

March 23, 2007

/s/ G. MacFarlane

G. MacFarlane